Exhibit 99.3

FIRST AMENDMENT TO EQUITY PURCHASE AGREEMENT

This FIRST AMENDMENT TO EQUITY PURCHASE AGREEMENT (this "Amendment"), dated as of April 11, 2014 (the "Amendment Date"), is entered into by and between Pazoo, Inc., a Nevada corporation with its principal executive office 760 Route 10, Suite 203, Whippany, NJ 07981 (the "Company"), and Premier Venture Partners, LLC, a California limited liability company (the "Investor"), with its principal executive officers at 4221 Wilshire Blvd., Suite 355, Los Angeles, CA 90010.

RECITALS

A.          The parties have previously entered into that $5,000,000 Equity Purchase Agreement (the "Agreement") dated April 4, 2014;

B.          The Parties would like to modify some of the terms of the Agreement, including among other items, the amount of Commitment Shares (as that term is defined in the  Agreement) that must be delivered by the Company to the Investor under the Agreement.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

1.          The Definition of "Additional Commitment Shares" as defined in Section 1.1 of the Agreement is amended and restated as follows:

"Additional Commitment Shares" shall mean 6,076,389 shares of Common Stock with such shares being duly authorized, validly issued, fully paid and nonassessable and which, the Company has caused its transfer agent to issue and deliver to the Investor not later than 4:00 p.m. (New York City time) on the sixtieth day immediately following  the Effective  Date."

2.          The Definition of "Initial Commitment Shares" as defined in Section 1.1 of the Agreement is amended and restated as follows:

"Initial Commitment Shares" shall mean  2,604,167  shares of Common Stock with such shares being duly authorized, validly issued, fully paid and nonassessable and which, concurrently with the execution and delivery of this Agreement on the Execution Date, the Company has caused its transfer agent to issue and deliver to the Investor not later than 4:00 p.m. (New York City time) on the second Trading Day immediately following the Execution   Date."

3.          The parties agree that amending the Initial Commitment Shares above, the amount of Initial Commitment Shares that must be registered as Initial Commitment Shares pursuant to Section 2.1 of the Registration Rights Agreement between the parties dated as of April 4, 2014 shall automatically be changed from 4,273,504 shares to 2,604,167 shares.

4.          In Section 2.2 of the Agreement, the words "or for the first Put Notice, 3,000,000 shares" shall be replaced with "or for the first Put Notice, 2,000,000 shares".

5.          Other than as specified above, all other terms of the Agreement remain unchanged and the parties agree that the Agreement, as amended by this Amendment continues in full force and effect and all of the parties' obligations thereunder are in all respects ratified and confirmed hereby.

IN WITNESS WHEREOF, the parties have caused this First Amendment to Equity Purchase Agreement to be duly executed by their respective authorized representatives as of the Amendment Date.

"COMPANY":	"INVESTOR":

Pazoo, Inc., a Nevada Corporation	Premier Venture Partners, LLC, a California limited liability company

By:	By:

Name:	Name:

Title:	Title:

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